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PROSPECTUS SUPPLEMENT                            Filed Pursuant to Rule 424b(3)
(TO PROSPECTUS DATED DECEMBER 31, 2001)              Registration No. 333-53696





                       WILLIAMS COMMUNICATIONS GROUP, INC.

                    1,921,280 SHARES OF CLASS A COMMON STOCK

                                 --------------

           On January 3 through January 10, 2002, we issued 1,921,280 shares of our Class A common stock to The Bank of New York, our transfer agent, in payment of a dividend on shares of our 6.75% Redeemable Cumulative Convertible Preferred Stock. The Bank of New York resold the shares on the New York Stock Exchange at prevailing market prices, realizing proceeds of $4,218,758 ($2.1958 per share). The proceeds will be applied to the payment of dividends to holders of our outstanding shares of 6.75% Redeemable Cumulative Convertible Preferred Stock.


           AN INVESTMENT IN OUR CLASS A COMMON STOCK INVOLVES SIGNIFICANT RISKS. PLEASE REFER TO THE "RISK FACTORS" SECTION ON PAGE 2 FOR A DISCUSSION OF THESE RISKS.

           NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS WHICH ACCOMPANIES THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is January 3, 2002.


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                                  RISK FACTORS

Before deciding whether to invest in our Class A common stock, you should carefully consider the risks described below.

For risk factors relating to our business, please refer to:

o the caption "Forward-Looking Information" contained in Item 2 of Williams Communications Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001, which has been incorporated by reference in the December 31, 2001, prospectus;

o the caption "Risk Factors" contained in the Registration Statement on Form S-3, File No. 333-61348, filed May 18, 2001, herein incorporated by reference;

o other risks referenced from time to time in Williams Communications Group, Inc.'s filings with the SEC.

Risks relating to our Class A common stock:

o We do not plan to pay dividends on our Class A common stock in the foreseeable future and, as a result, you will need to sell shares to realize a return on your investment. In addition, our ability to pay dividends is limited by some of our debt instruments.

o The possible volatility of our stock price could adversely affect our stockholders. The market price of our Class A common stock could be subject to significant fluctuations due to a variety of factors, including fluctuations in our operating results and financial performance, announcements of technological innovations by our competitors or changes in financial estimates by securities analysts.

o Shares of our Class A common stock eligible for resale may adversely affect our stock price. The market price of our Class A common stock could drop in response to possible sales of a large number of shares of Class A common stock in the market or to the perception that such sales could occur.

o Anti-takeover provisions in our charter and by-laws could delay a takeover or change in control of our company. Our restated certificate of incorporation and by-laws include provisions that could delay, deter or prevent a future takeover or change in control of our company, even though such a change in ownership would be economically beneficial to our company and our stockholders.